

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 21, 2016

Via E-mail
A. Noni Holmes-Kidd
Vice President, General Counsel and Secretary
Parkway, Inc.
390 North Orange Avenue, Suite 2400
Orlando, Florida 32801

> **Re: Parkway, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 4, 2016**
> **File No. 333-214454**

Dear Ms. Kidd:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Selling Stockholders, page 181

1. We note your disclosure on page 187 that "selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed underwriters under the Securities Act." We also note your disclosure on the prospectus cover page that you are filing this registration statement "pursuant to contractual obligations that exist with certain of the selling stockholders." Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, be advised that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus states, if true, that:

- the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

- at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Attorney
Office of Real Estate and
Commodities

cc: Matt Thomson, Esq.